BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA

02060716

02 DEC 23 AM 11:34

Ns. Rif.
Direzione di Gruppo
Affari Societari GFM/fg

To: **SEC Headquarters**
Office of International
Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Data
Dicember 16th , 2002

SUPPL

File N.°: 82 - 4855

Oggetto: **BPL Group - Acquisition of 'Banco di Chiavari e della Riviera Ligure'**

Herewith enclosed, we send you the press releases, both italian version and english translation, concerning Banca Popolare di Lodi's acquisition of 'Banco di Chiavari e della Riviera Ligure'.

Best Regards,

BANCA POPOLARE DI LODI

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

1/8/03

BANCA POPOLARE DI LODI S.c. a r.l. - Sede Centrale e Dir. Generale: 26900 Lodi, Via Polenghi Lombardo, 13
Cap. Soc. Euro 360.870.216,66 - Tel. 0371.580.111 (s.p.) - B.I.C.: BPAL IT ML - Reg. Imp. di Lodi n. 3
C. F. e P. IVA 00691360150 - Iscritta all'Albo delle Banche al n. 405.10
Aderente al "Fondo Interbancario di Tutela dei Depositi".
GRUPPO BIPIELLE

BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA

Comunicato stampa
Gruppo Bipielle:
7,00 euro il prezzo dell'Opa
sul 30,38 % del Banco di Chiavari

Il Gruppo Bipielle dopo aver sottoscritto ieri il contratto per l'acquisizione dell'intera partecipazione posseduta da IntesaBci in Banco di Chiavari e della Riviera Ligure – pari a n. 48.735.000 azioni ordinarie, corrispondenti al 69,62% del capitale sociale – per un investimento pari 405 milioni di euro, provvederà a lanciare un'Offerta Pubblica d'Acquisto obbligatoria sul restante 30,38% del capitale del Banco di Chiavari e della Riviera Ligure pari a 21.265.000, ai sensi dell'articolo 106 del D.Lgs 58/1998.

Il corrispettivo per ogni azione Banco di Chiavari e della Riviera Ligure è stato stabilito in **euro 7,00 per azione,** e pertanto superiore al prezzo di 6,79 euro per azione che si verrebbe a determinare, ai sensi della normativa vigente, tenendo conto della media tra il prezzo medio ponderato di mercato degli ultimi 12 mesi (pari a 5,27 euro per azione) e il prezzo pagato dalla Banca Popolare di Lodi per l'acquisizione della partecipazione citata (pari a 8,31 euro per azione).

Il prezzo di 7,00 euro per azione è superiore al prezzo massimo fatto registrare dal Banco di Chiavari e della Riviera Ligure nella seduta di ieri (6,97 euro) e riconosce un premio del 32,8% rispetto alla media delle quotazioni degli ultimi 12 mesi e un premio del 29% rispetto alla media delle quotazioni dell'ultimo mese.

Il pagamento del corrispettivo sarà finanziato dalla Banca Popolare di Lodi attraverso mezzi propri, costituendo titoli a garanzia dello stesso.

La predetta offerta pubblica sarà promossa nei tempi e secondo le procedure previste dalle leggi e regolamenti applicabili, previo rilascio delle necessarie autorizzazioni da parte delle competenti autorità.

L'acquisizione del Banco di Chiavari e della Riviera Ligure consente al Gruppo Bipielle di consolidare la propria posizione tra i primi 10 gruppi bancari italiani proponendosi sempre più come player nazionale ed estendendo l'attività, senza alcuna sovrapposizione geografica, in un'area nella quale non vantava una presenza di sportelli significativa.
Con le **78 filiali** del Banco di Chiavari e della Riviera Ligure (76 in Liguria, nelle province di Savona, Genova e La Spezia e 2 in Piemonte nella provincia di Alessandria) la rete commerciale del Gruppo Bipielle si compone di **810 filiali** distribuite su tutto il territorio nazionale (Lombardia 200, Toscana 230, Liguria 80, Piemonte 10, Emilia Romagna 61, Lazio 27, Sicilia 140), 600 promotori finanziari e 80 negozi commerciali collegati all'attività di consumer banking.

Alla data 30 settembre 2002, Banco di Chiavari e della Riviera Ligure aveva una raccolta da clientela complessiva di 4.848 milioni (composta da 1.340 milioni di raccolta diretta e da 3.108 milioni di raccolta indiretta) impieghi verso clientela per 1.434, un patrimonio netto di 211 milioni, incluso un risultato netto di periodo di 14 milioni.

Lodi, 7 dicembre 2002

BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA

Press release
BPL Group
Takeover bid of 7.00 euro per share for 30.38 % of Banco di Chiavari

Yesterday, having signed a contract to buy IntesaBCI's entire holding in Banco di Chiavari e della Riviera Ligure (48,735,000 ordinary shares, 69.62% of the share capital), an investment of 405 million euro, the BPL Group is now obliged to launch a takeover bid for the remaining 30.38% (21,265,000 shares) in accordance with art. 106 of Leg. Decree 58/1998.

The price offered for each Banco di Chiavari e della Riviera Ligure share is 7.00 euro, which is higher than the price of 6.79 euro per share that would come from applying current regulations, taking account of an average price based on the weighted average market price for the last 12 months (5.27 euro per share) and the price paid by Banca Popolare di Lodi for the acquisition mentioned above (8.31 euro per share).

The price of **7.00 euro per share** is higher than the maximum price posted by Banco di Chiavari e della Riviera Ligure during yesterday's session (6.97 euro) and offers a premium of 32.8% compared with the average market price for the last 12 months and a premium of 29% compared with the average market price for the last month.

Payment of the amount due for the shares will be financed by Banca Popolare di Lodi out of its own funds, lodging securities as a guarantee of payment.

This bid will be promoted within the timeframe and according to the procedures foreseen by applicable laws and regulations, once all the necessary approvals have been issued by the authorities concerned.

The acquisition of Banco di Chiavari e della Riviera Ligure allows the BPL Group to consolidate its position as one of the top 10 Italian banking groups. It is now acting more and more as a national player and this move will allow it to expand into an area where it did not previous have a significant number of branches, without any geographical overlap.
With the **78 branches** of Banco di Chiavari e della Riviera Ligure (76 in Liguria, in the provinces of Savona, Genoa and La Spezia and 2 in Piedmont, in the province of Alessandria), the commercial network of the BPL Group now consists of **810 branches** spread throughout the country (Lombardy 200, Tuscany 230, Liguria 80, Piedmont 10, Emilia Romagna 61, Lazio 27, Sicily 140), 600 financial advisors and 80 money shops which are involved in consumer banking.

As of 30 September 2002, Banco di Chiavari e della Riviera Ligure had total direct customer deposits of 4,848 million (made up of 1,340 million of direct deposits and 3,108 million of indirect deposits), customer loans of 1,434 million, shareholders' equity of 211 million, including a net profit for the period of 14 million.

Lodi, 7 December 2002

Comunicato stampa

Raggiunto l'accordo per la cessione del Banco di Chiavari

Milano, 6 dicembre 2002
E' stato firmato oggi il contratto per la cessione dell'intera partecipazione posseduta da IntesaBci in Banco di Chiavari e della Riviera Ligure – pari a n. 48.735.000 azioni ordinarie, corrispondenti al 69,62% del capitale sociale – alla Banca Popolare di Lodi al prezzo di 405 milioni di euro in contanti. La cessione della partecipazione consente al Gruppo IntesaBci di conseguire una plusvalenza di circa 270 milioni di euro. Ad IntesaBci erano pervenute 3 offerte d'acquisto.

La Banca Popolare di Lodi direttamente o tramite società del proprio Gruppo provvederà a lanciare l'OPA obbligatoria sul restante 30,38% del capitale, ai sensi dell'articolo 106 del testo unico 58/1998.

Alla data 30 settembre 2002, Banco di Chiavari e della Riviera Ligure aveva una raccolta da clientela complessiva di 4.848 milioni (composta da 1.340 milioni di raccolta diretta e da 3.108 milioni di raccolta indiretta) impieghi verso clientela per 1.434, un patrimonio netto di 211 milioni, incluso un risultato netto di periodo di 14 milioni.
IntesaBci, dopo la cessione, manterrà in Liguria 97 sportelli pari ad una quota di mercato dell'11% (sulla base dei dati al 30 giugno 2000).
Il Banco di Chiavari e della Riviera Ligure è stato fondato nel 1870, si avvale di 820 dipendenti e di una rete commerciale composta da **78 sportelli:** 76 in Liguria, nelle province di Savona, Genova e La Spezia e 2 in Piemonte nella provincia di Alessandria.

Il perfezionamento dell'operazione è soggetto all'approvazione delle autorità competenti.

Alla luce di questa operazione il Gruppo Bipielle supera il tetto delle **800 filiali** distribuite su tutto il territorio nazionale con significative quote di mercato soprattutto in Lombardia, Toscana, Liguria, Emilia Romagna, Lazio, Sicilia e porta avanti con coerenza un progetto di crescita realizzato attraverso l'aggregazione di banche fortemente radicate sul territorio di riferimento.
La rete del Banco di Chiavari e della Riviera Ligure SpA consentirà al Gruppo Bipielle di estendere ulteriormente e in modo significativo la propria operatività in una area di grande interesse strategico come la dorsale ligure e tirrenica, senza alcuna sovrapposizione geografica. Il Banco di Chiavari si integra infatti perfettamente con la rete del Gruppo ed in modo particolare con quella delle ex Casse del Tirreno acquisite alla fine del 1999 (Cassa di Risparmio di Lucca, Cassa di Risparmi di Livorno e Cassa di Risparmi di Pisa).
Con questa acquisizione le filiali della Bipielle presenti in Liguria salgono da 4 a **78**, mentre in Piemonte da 8 a **10,** e si affiancano alle **230** presenti in Toscana.

Al termine dell'operazione il Gruppo Bipielle potrà contare su un margine libero consolidato superiore ad 1 miliardo di euro, garantendo al contempo il totale rispetto del coefficiente Tier One.

BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA

Press release

Agreement reached for the sale of Banco di Chiavari

Milan, 6 December 2002

Agreement was reached today for the sale of IntesaBCI's holding in Banco di Chiavari e della Riviera Ligure (48,735,000 ordinary shares, 69.62% of the share capital) to Banco Popolare di Lodi for 405 million euro in cash. This sale will generate a capital gain of around 270 million euro for the IntesaBCI Group. IntesaBCI had received 3 offers.

Either directly or through another BPL Group company, Banca Popolare di Lodi will now launch an obligatory takeover bid for the other 30.38% of the share capital, in accordance with art. 106 of Law 58/1998.

As of 30 September 2002, Banco di Chiavari e della Riviera Ligure had total direct customer deposits of 4,848 million (made up of 1,340 million of direct deposits and 3,108 million of indirect deposits), customer loans of 1,434 million, shareholders' equity of 211 million, including a net profit for the period of 14 million.
Following this sale, IntesaBCI will continue to have 97 branches in Liguria (a market share of 11% based on figures as of 30 June 2000)
Banco di Chiavari e della Riviera Ligure was founded in 1870, it has 820 employees and a distribution network of **78 branches:** 76 in Liguria, in the provinces of Savona, Genoa and La Spezia, and 2 in Piedmont, in the province of Alessandria.

Completion of this transaction is subject to approval by the authorities.

As a result of this acquisition, the BPL Group will exceed the threshold of **800 branches**, spread all over the country with significant market shares above all in Lombardy, Tuscany, Liguria, Emilia Romagna, Lazio and Sicily. This is a further step in the expansion plan that the Group has been steadily implementing by aggregating banks that are strongly rooted in their traditional areas of operations.
The network of Banco di Chiavari e della Riviera Ligure SpA will allow the BPL Group to expand its operations even further in an area of considerable strategic interest, namely the Ligurian and Tyrrhenian coastline and hinterland, without any geographical overlap. Indeed, the Banco di Chiavari integrates perfectly with the Group's network, especially with that of the former Casse del Tirreno which was acquired at the end of 1999 (Cassa di Risparmio di Lucca, Cassa di Risparmi di Livorno and Cassa di Risparmi di Pisa).
As a result of this acquisition, BPL's branches in Liguria rise from 4 to **78**, while those in Piedmont rise from 8 to **10,** alongside the **230** in Tuscany.

Once this deal is completed, the BPL Group will be able to count on a consolidated free margin of more than 1 billion euro, at the same time guaranteeing full compliance with the Tier 1 capital requirement.

Comunicato stampa

Gruppo Bipielle

Opa Banco di Chiavari

La Banca Popolare di Lodi, come già comunicato ai mercati in data 7 dicembre, dopo aver acquisito da IntesaBci il 69,62% del capitale sociale del Banco di Chiavari e della Riviera Ligure – pari a n. 48.735.000 azioni ordinarie per un controvalore di 405 milioni di euro – provvederà, ai sensi dell'articolo 106 del D.Lgs 58/1998, a lanciare un'Offerta Pubblica d'Acquisto obbligatoria sul restante 30,38% del capitale residuo ad un prezzo stabilito in **euro 7** per azione.
L'offerta pubblica sarà promossa nei tempi e secondo le procedure previste dalle leggi, previo rilascio delle necessarie autorizzazioni da parte delle competenti autorità.
Qualora l'adesione all'offerta pubblica portasse il flottante del Banco di Chiavari e della Riviera Ligure sotto la soglia del 10% del capitale, la Banca Popolare di Lodi **ripristinerà** entro i termini previsti dalla normativa vigente il flottante sufficiente ad assicurare il regolare andamento delle quotazioni.

L'acquisizione del Banco di Chiavari consente al Gruppo Bipielle di portare avanti il proprio processo di crescita a livello nazionale attraverso l'aggregazione di una banca fortemente radicata sul territorio e dotata di ottimi fondamentali sia dal punto di vista economico (Roe 10%) che patrimoniale (patrimonio netto di 211 milioni, incluso un risultato netto di periodo di 14 milioni).
La valutazione dell'istituto ligure esprime inoltre un rapporto prezzo-patrimonio netto pari a circa 2,8 volte, inferiore alla media della transazioni che hanno interessato il settore bancario negli ultimi anni.
L'operazione, che potrà vedere il coinvolgimento di partner strategici, sarà finanziata dalla Banca Popolare di Lodi attraverso mezzi propri salvaguardando gli indici patrimoniali. L'incidenza dell'acquisizione sul patrimonio di vigilanza consolidato si manterrà infatti nell'ambito delle disposizioni vigenti sul margine disponibile per investimenti in partecipazioni ed immobili e sul coefficiente di solvibilità. Inoltre il valore di iscrizione in bilancio (31 dicembre 2001) degli immobili di proprietà del Banco di Chiavari è pari ad Euro 41,8 milioni, a fronte di un presumibile valore di mercato (oggetto di futura valutazione da parte di un perito indipendente) pari a Euro 119,1 milioni. La conseguente allocazione a livello consolidato di parte dell'avviamento riconosciuto all'acquisizione, fino a concorrenza del citato margine di rivalutazione, pari a Euro 77,3 milioni, sul valore degli immobili iscritti a bilancio, consentirà di ammortizzare tale quota di avviamento secondo il coefficiente (3%) proprio dei cespiti immobiliari, con conseguente benefico impatto sul conto economico consolidato.

L'acquisizione del Banco di Chiavari e della Riviera Ligure consente al Gruppo Bipielle di consolidare ulteriormente la propria posizione tra i primi 10 gruppi bancari italiani e, senza alcuna sovrapposizione geografica, di estendere l'attività con particolare riferimento al comparto retail in un'area di grande interesse strategico come la dorsale ligure e tirrenica. Il Banco di Chiavari si integra infatti perfettamente con la rete del Gruppo ed in modo particolare con quella delle ex Casse del Tirreno (Cassa di Risparmio di Lucca, Cassa di Risparmi di Livorno e Cassa di Risparmi di Pisa).
La Bipielle disporrà di **80** filiali in Liguria e **10** in Piemonte, che andranno ad affiancarsi alle **230** presenti in Toscana.

Le sinergie realizzabili sotto il profilo della complementarità nella copertura territoriale appaiono rilevanti anche in considerazione dell'importante quota di mercato detenuta dal Banco di Chiavari in Liguria (8,6%), con particolare riferimento alle provincie di Genova (12,7%) e Savona (6,4%).

Lodi, 12 dicembre 2002

File N.°:•82 - 4855

BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA

Press release

BPL Group

Takeover bid for Banco di Chiavari

As already announced to the market on 7 December, having acquired IntesaBCI's 69.62% stake in Banco di Chiavari e della Riviera Ligure (48,735,000 ordinary shares for 405 million euro), Banca Popolare di Lodi will now launch an obligatory takeover bid in accordance with art. 106 of D.Lgs. 58/1998 for the other 30.38% of the share capital at a price of **7 euro** per share.
This bid will be promoted within the timeframe and according to the procedures foreseen by applicable laws and regulations, once all the necessary approvals have been issued by the authorities concerned.
If acceptance of the takeover bid lowers the float of Banco di Chiavari e della Riviera Ligure shares to below 10%, Banca Popolare di Lodi will take steps to ensure that the float is sufficient according to current regulations to guarantee normal trading.

The acquisition of Banco di Chiavari allows the BPL Group to continue its process of national expansion by bringing in a bank that has strong roots in its traditional area of operations and excellent fundamentals, both in terms of profitability (ROE 10%) and solidity (net equity of 211 million, including a net profit for the period of 14 million).
Banco di Chiavari's valuation also reflects a price/net equity ratio of around 2.8 times, which is lower than average for deals in the banking sector in recent years.
The acquisition, which will also involve strategic partners, will be financed by Banca Popolare di Lodi out of equity, but without jeopardizing its capital ratios. The impact of the acquisition on the Group's regulatory capital will in fact remain within the ambit of current rules regarding the solvency ratio and the margin available for equity investments and real estate. In addition, the book value (at 31 December 2001) of the buildings owned by Banco di Chiavari amounts to Euro 41.8 million, compared with an estimated market value (subject to an independent appraisal) of Euro 119.1 million. This means that part of the goodwill arising on acquisition, up to the amount of the property revaluation, namely Euro 77.3 million, will be allocable on consolidation to these assets; this in turn means that it can be amortised at the same rate as the buildings themselves (3%), which will be of considerable benefit to the consolidated income statement.

The acquisition of Banco di Chiavari e della Riviera Ligure allows the BPL Group to further consolidate its position as one of the top 10 Italian banking groups and to expand its operations in an area of considerable strategic interest, namely the Ligurian and Tyrrhenian coastline and hinterland, without any geographical overlap. Indeed, Banco di Chiavari integrates perfectly with the Group's network, especially with that of the former Casse del Tirreno (Cassa di Risparmio di Lucca, Cassa di Risparmi di Livorno and Cassa di Risparmi di Pisa).
BPL will have **80** branches in Liguria and **10** in Piedmont, in addition to the **230** in Tuscany.

The synergies that should be possible in terms of complementary territorial coverage appear to be significant, also because Banco di Chiavari has an important share of the Ligurian market (8.6%), particularly in the provinces of Genoa (12.7%) and Savona (6.4%).

Lodi, 12 December 2002